UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

  FORM 12b-25

  NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

Mobile Global Esports, Inc
Full name of Registrant

N/A
Former name if Applicable

500 Post Road East, 2nd Floor,
Address of Principal Executive Office (Street and Number)

Westport, CT, 06883
City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Mobile Global Esports Inc. (the “Company”) has determined that it will not be able to file its Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2022 (the “Form 10-Q”) by September 12,, the due date for such filing, without unreasonable effort or expense, due to delays in compiling and reviewing certain information included in the Form 10-Q resulting primarily from our employees working remotely and because certain employees are sick with COVID-19. The Company expects to file the Form 10-Q within the extension period of 5 calendar days, as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended. The Company does not expect any changes to previously reported financial results.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” “working,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-Q and the results of the ongoing review. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-Q within the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission, and the possibility that the ongoing review may identify errors or control deficiencies in the Company's accounting practices. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Donald G. Davis, Esq	213	400-2007
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its Form 10-Q will reflect receipt of the proceeds from its initial public offering in the Quarter, and the expenditure of a portion of such proceeds during the Quarter.

Mobile Global Esports, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	September 12, 2022	By:	/s/ David Pross
David Pross
Chief Executive Officer

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